Exhibit 99.1

8 July 2016	James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland

The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000	T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

Dear Sir/Madam

James Hardie 2016 Annual General Meeting pack

I enclose a copy of the following documents, which will be sent to shareholders over the next few days:

●	2016 AGM Notice of Meeting, Voting Instruction Form and Question Form;

●	2016 Annual Report; and

●	2016 Annual Review.

Yours faithfully

Natasha Mercer

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),

Andrea Gisle Joosen (Sweden), David Harrison (USA), Alison Littley (United Kingdom), Donald McGauchie (Australia),

James Osborne, Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719

ARBN: 097 829 895